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Attention:	Stephany Yang

Anne McConnell

Erin Donahue

Asia Timmons-Pierce

Re:	Above Food Ingredients Inc.

Registration Statement on Form F-4

Filed October 16, 2023

File No. 333-275005

Ladies and Gentlemen:

This letter is sent on behalf of Above Food Ingredients Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated November 14, 2023 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form F-4 filed October 16, 2023

Financial Statement Presentation, page 1

1.	We note the financial statements of New Above Food have not been included in the filing. We also note the registrant is a foreign private issuer and will succeed to a business for which financial statements are included in the Form F-4. Please explain how you determined financial statements of the registrant are not required pursuant to Item 14(h) of Form F-4. To the extent the registrant has not commenced operations and has been in existence for less than a year, an audited balance sheet that is no more than nine months old may be sufficient.

February 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no financial statements of the Company were included in the Registration Statement because the Company is a newly organized registrant formed solely for the purposes of engaging in the transactions contemplated by the Business Combination Agreement and has had no assets, equity (other than nominal capital at inception), liabilities or operations except those incidental to its formation and the transactions contemplated in the Business Combination Agreement. To date, those operations are immaterial. In reliance on section 1160 of the SEC staff’s Financial Reporting Manual (the “FRM”), the financial statements of the Company were deemed to not be material to investors in making their voting/investment decision and were therefore permitted to be omitted.

In addition, the registrant believes that the guidance in Section 1170.2(b) of the FRM, although not directly applicable, supports the Company’s determination that its financial statements for periods prior to the closing of the business combination are immaterial and can be omitted. The purpose of Section 1170.2(b) of the FRM is to permit the omission of financial statements of the registrant to the extent they are not material to investors either because financial statements for the period including the closing of the transaction are not available or the registrant had only “nominal income statement activity” during the period. Here, the Company was formed with nominal assets as a direct, wholly owned subsidiary of Above Food, Inc. solely to effect the business combination and has had no income statement activity during the period since the date of inception on April 18, 2023 and therefore should be permitted to exclude any financial statements for such period, particularly in light of the time and expense the registrant would incur to prepare and audit such immaterial financial statements.

Lastly, the Company respectfully advises the Staff that it has considered the requirements of Item 14(h) of Form F-4, which require the financial statements outlined by Item 18 of Form 20-F. In accordance with these requirements, the Company has provided the consolidated financial statements of Above Food Corp. (“Above Food”) as the predecessor of the Company. In accordance with the requirements of Form 20-F, the Company has provided Above Food’s audited consolidated financial statements as of January 31, 2023 and 2022 and for the years then ended, and the unaudited consolidated financial statements as of October 31, 2023 and for the nine months ended October 31, 2023 and 2022. Lastly, given that the Company has been a direct, wholly owned subsidiary of Above Food, its financial condition and results are reflected in Above Food’s unaudited condensed consolidated financial statements that are included in the F-4.

February 9, 2024

2.	Please provide updated financial statements and related disclosures for both Above Food and Bite to the extent required by the form requirements of Form F-4.

Response: In response to the Staff’s comment, the Company has included the unaudited condensed financial statements of Bite as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 and the unaudited condensed consolidated financial statements of Above Food as of October 31, 2023 and for the nine months ended October 31, 2023 and 2022. The pro forma financial information included in the filing have also been revised accordingly.

Industry and Market Data, page 1

3.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in this registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement.

What conditions must be satisfied to complete the Business Combination, page 19

4.	We note that the parties may waive certain closing conditions including, but not limited to, Available Cash Condition. Please amend your disclosure to clarify which material conditions to closing are waivable, and tell us how you will inform investors if and/or when a material provision has been waived.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 118 through 120 of the Registration Statement.

Questions and Answers about the Special Meeting and the Proposals

What interests do Bite's current officers and directors have in the Business Combination, page 22

5.	The third bullet appears to be inconsistent with your disclosure on page 77 that approximately $1,715,000 was outstanding in out-of-pocket expense reimbursements. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

6.	Please revise to disclose the amount that the Sponsor paid per share for the Founder Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 85, 103, 140 and F-38 of the Registration Statement.

Summary of the Registration Statement/Proxy Statement, page 31

February 9, 2024

7.	Please revise this section to describe the expected sources and use of funds in connection with the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37 through 39 and 124 through 126 of the Registration Statement.

8.	Please provide your organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement in this section. Please include the security and percentage of voting interests that each entity/group of shareholders will have in each entity following the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 through 35 of the Registration Statement.

Risk Factors, page 43

9.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Registration Statement.

Background of the Business Combination, page 115

10.	We note your disclosure on page 118 that a draft of the Convertible Loan Agreement was delivered on December 26, 2023. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Registration Statement.

11.	We note your disclosure that ATB Capital Markets has been acting as co-lead placement agent in connection with the PIPE Financing, and EarlyBird is acting as a financial advisor to Bite. Please state whether ATB Capital Markets and EarlyBird will receive fees and expense reimbursements in connection with these roles. If so, please disclose the fees payable to ATB Capital Markets and EarlyBird.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 129 through 130 of the Registration Statement.

12.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, amount of the PIPE, proposals and counter-proposals, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

February 9, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Registration Statement.

Resignation of BMO, page 121

13.	Please provide us with the engagement letter between Bite and BMO Capital Markets Corp. We note your disclosure regarding ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement. Please disclose whether there are any other obligations, such as rights of first refusal and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide, on a confidential and supplemental basis, the engagement letters between Bite and BMO Capital Markets Corp. (“BMO”).  The Company advises the Staff that there are no other material obligations of Bite, including rights of first refusal or lockups, other than as described in the existing disclosure on pages 94 through 95, 129, and 132 through 133 of the Registration Statement.

Certain Above Food Projected Financial Information, page 125

14.	We note your projections are based on "assumptions that Above Food management believed to be material." Please revise to provide greater specificity concerning the material assumptions underlying your projections, including quantifying the assumptions, and clearly explain how the assumptions relate to the projected information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 138 through 139 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 131

15.	We note your disclosure on page 133 that the maximum redemption assumes the redemption of 1,450,000 shares so that the trust account would hold the minimum cash required to satisfy the Available Cash Condition. Please revise your disclosures to more clearly explain how the number of shares was calculated. Please also disclose whether there are any circumstances under which the Available Cash Condition can be waived, and, if it can, please explain how and why you determined the current presentation actually presents the maximum redemption scenario.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has corrected its disclosures to state that the minimum amount of cash that must be retained to satisfy the Available Cash Condition is USD $14,800,000 million, which equates to approximately 1,472,557 shares or approximately USD $10.53 per share. The Company calculated the $10.53 per share considering the USD $30,304,791 that Bite had in its trust account and the 2,878,178 redeemable Class A shares of Bite outstanding at September 30, 2023, which equates to a per share value of approximately USD $10.53. The Available Cash Condition requires at least USD $5,000,000 in cash available to the Company upon the Closing, net of all transaction expenses of Bite and Above Food, taking into account cash held by Bite either in or outside of the trust account, any amounts in excess of USD $9,000,000 received pursuant to the Convertible Loan Agreement and all proceeds from any PIPE Financing or alternative financing that may be undertaken in connection with the transactions contemplated by the Business Combination Agreement. To date, Above Food has received financing under the Convertible Loan Agreement of USD $9,200,000, and anticipates USD $5,000,000 in transaction expenses for each of Above Food and Bite. Thus the cash required under the Available Cash Condition is calculated as USD $5,000,000, plus USD $5,000,000 (for Above Food’s transaction expenses), plus USD $5,000,000 (for Bite’s transaction expenses), minus USD $200,000 (for the excess of committed financing under the Convertible Loan Agreement over USD $9,000,000), which provides for USD $14,800,000 in required cash.

The Available Cash Condition is waivable at Above Food’s discretion, and the Company has amended the disclosures on pages 21 and 118 through 120 to clarify this. Further, in the pro forma financial information, the Company has amended its disclosures to outline that the Available Cash Condition may be waived, and that Bite’s shareholders may redeem all of the shares outstanding prior to the close of the Business Combination. The Company has disclosed the impact on its cash position if such a redemption were to occur, and outlined that it would require additional sources of financing to pay the various transaction expenses incurred to complete the Business Combination. The Company believes that the Maximum Redemption scenario presented, which outlines a level of redemptions that result in the Available Cash Condition being met, provides an investor information regarding the cash position that is required in order to close the Business Combination. These disclosures, combined with the additional disclosures in the notes to the pro forma financial statements outlining the fact that all of Bite’s redeemable shares may be redeemed, illustrates the impact of Bite’s shareholders redeeming all of their shares, and the resulting impact on the Company’s cash position.

February 9, 2024

16.	Please revise the pro forma financial statements to address the following:

●	Refer to transaction adjustment 2 . Explain how you determined it is appropriate to record anticipated transaction costs in accounts payable rather than as a reduction to cash. Specifically disclose what, if any, arrangements or negotiations you have had with third parties to extend the repayment for these costs. Also, explain how you determined none of the anticipated costs are required to be recorded in the pro forma statement of operations.

●	Refer to transaction adjustment 3. More fully explain how you determined the appropriate accounting for the A and B Earnout shares and the Sponsor Earnout shares. Specifically address what entity the disclosed assumptions relate to and how they were determined. Also, more fully explain how you determined the gain recorded in the pro forma statement of operations and provide a sensitivity analysis to disclose the potential impact of changes in your stock price.

●	Refer to transaction adjustment 4. Based on the last sentence of the note, is it not clear why the adjustment to cash for the issuance of convertible debt subsequent to 1/31/23 is reduced for interest expense or why additional interest expense is recorded in the pro forma statement of operations. Clarify or revise.

●	Refer to transaction adjustment 10. More fully explain how you determined the terms of the warrant exchange, including if and how you determined the estimated fair values of the warrants before and after the warrant exchange. Specifically address what entity the disclosed assumptions relate to and how they were determined. Also, more fully explain how you determined the gain recorded in the pro forma statement of operations and provide a sensitivity analysis to disclose the potential impact of changes in your stock price.

●	The pro forma financial statements appear to include shares to be issued to acquire the remaining interest in ANF and shares to be issued to acquire NRGene; however, they do not appear to reflect the pro forma impact of either acquisition. Clarify or revise.

●	Due to the fact that assets in the trust account are assumed to be released as of 2/1/22, it is not clear why you have not recorded an adjustment to the pro forma statement of operations to eliminate the interest income earned on the trust account reflected in Bite’s historical financial statements. Clarify or revise.

●	Provide a pro forma note to explain how the weighted average shares outstanding used to compute pro forma net losses per share were determined and to disclose the numbers and nature of the securities excluded from pro forma diluted losses per share because they are anti-dilutive.

February 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff as follows for each sub-comment above.

●	Refer to transaction adjustment 2. Explain how you determined it is appropriate to record anticipated transaction costs in accounts payable rather than as a reduction to cash. Specifically disclose what, if any, arrangements or negotiations you have had with third parties to extend the repayment for these costs. Also, explain how you determined none of the anticipated costs are required to be recorded in the pro forma statement of operations.

There are currently no arrangements in place to defer the payment of these expenses, and the Company has revised the disclosures in the pro forma financial information to settle anticipated transaction costs from the pro forma cash balance. The Company respectfully advises the Staff that the direct, incremental costs incurred for the transaction have been deferred in equity as per the guidance in SAB Topic 5.A. as these costs are directly related to the raising of capital through the transaction with Bite. For this reason, these costs are not recorded in the condensed combined pro forma statement of operations for the year ended January 31, 2023.

●	Refer to transaction adjustment 3. More fully explain how you determined the appropriate accounting for the A and B Earnout shares and the Sponsor Earnout shares. Specifically address what entity the disclosed assumptions relate to and how they were determined. Also, more fully explain how you determined the gain recorded in the pro forma statement of operations and provide a sensitivity analysis to disclose the potential impact of changes in your stock price.

The Company respectfully advises the Staff as follows:

The Class A Earnout Shares and the Class B Earnout Shares and the Sponsor Earnout Shares:

The Company has revised its presentation of the Class A Earnout Shares and the Class B Earnout Shares as well as the Sponsor Earnout Shares to be liability classified. The Class A Earnout Shares and the Class B Earnout Shares are provided to the shareholders of Above Food and will be converted on a 1 for 1 basis to common shares of the Company as follows: the Class A Earnout Shares will convert if (a) the traded price of the Company’s shares exceeds USD $12.50 for any 20 days within a 30 day period, (b) the adjusted EBITDA of the Company exceeds USD $21,200,000 during the fiscal year ended January 31, 2024 based on the Company’s audited financial statements or (c) a change of control transaction occurs that values the Company’s shares greater than USD $12.50, where the price of the shares is calculated without giving effect to the Class A Earnout Shares that have vested as a result of meeting the vesting criteria. The Class B Earnout Shares have similar scenarios for vesting, except that the per share price trading threshold is USD $15.00, the adjusted EBITDA threshold is $32,900,000 for the fiscal year ended January 31, 2025 and the price per share threshold in a change of control transaction is $15.00 (again, calculated without giving effect to Class B Earnout Shares that have vested). If these conditions are not achieved within five years of the grant of the Class A Earnout Shares and the Class B Earnout Shares, they will be automatically redeemed for USD $0.00000000001 by the Company. The Sponsor Earnout Shares have identical terms to the Class A Earnout Shares and the Class B Earnout Shares, except that they do not have any redemption features in cash if their vesting conditions are not satisfied.

In considering the accounting for these shares, the Company concluded that these earnout shares are not being granted in exchange for service from either Above Food’s shareholders or the Sponsor, and are instead being granted to Above Food’s shareholders and the Sponsor to provide them with a greater equity stake in the Company (assuming the vesting targets are met). The Class A Earnout Shares and the Class B Earnout Shares were therefore concluded not to be in scope of ASC 718 – Compensation – Stock Compensation. The Company also concluded that the none of the conditions outlined in ASC 480 – Distinguishing Liabilities from Equity for a financial instrument to be considered a liability were met. Specifically, the Class A Earnout Shares and the Class B Earnout Shares do not represent a mandatorily redeemable obligation, an obligation to repurchase equity, or an obligation to issue a variable number of shares to a fixed monetary amount. The number of common shares that the Company will issue is fixed and such shares will only be issued if the earn out criteria are met (i.e. a pro-rata amount of the Company’s common shares will not be issued if the conditions are partially met).

February 9, 2024

Lastly, while the Class A Earnout Shares and the Class B Earnout Shares will automatically be redeemed after five years if the earn out conditions are not met, the redemption amount is a de minimis amount and is only for administrative purposes.

The Company also considered whether the Class A Earnout Shares and the Class B Earnout Shares are a derivative. Based on the analysis performed below, the Company concluded that the Class A Earnout Shares and the Class B Earnout Shares would not be indexed to own equity under ASC 815-40 – Contracts in Entity’s Own Equity. Pursuant to the guidance in ASC 815-10-15-74(a), if an instrument is considered indexed to own equity, it satisfies the scope exemption not to be recorded as a derivative liability. The analysis to qualify is a two step approach as follows (ASC 815-40-15-7):

Step 1 — Evaluate whether the instrument contains any exercise contingencies and, if so, whether they disqualify the instrument from being classified as equity.

Step 2 — Assess whether the settlement terms are consistent with equity classification.

ASC 815-40-15-7A outlines the following guidance as it relates to step 1:

An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a. An observable market, other than the market for the issuer’s stock (if applicable)

b. An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).

If the evaluation of Step 1 (this paragraph) does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis shall proceed to Step 2 (see paragraph 815-40-15-7C).

In consideration of this guidance, the Company noted that the threshold price in the change of control provision for the Company’s common shares is calculated excluding the dilutive impacts of the vested Earnout Shares. Specifically, the terms of the agreement read as follows: “…(such value per share to be calculated without giving effect to the conversion or vesting of any applicable Earnout Shares)…” As the share price threshold in the change of control provision is determined without considering the effects of dilution of vested Class A Earnout Shares and Class B Earnout Shares and Sponsor Earnout Shares, such a price would not be representative of the fair value of the Company’s equity. As a result of the fact that the threshold price is not set based on the fair value of the underlying equity, the Class A Earnout Shares and Class B Earnout Shares and the Sponsor Earnout Shares will not be considered indexed to equity, and therefore should be classified as a liability. The Class A Earnout Shares and Class B Earnout Shares and the Sponsor Earnout Shares should be held at fair value and revalued to its fair value at each reporting date in accordance with the guidance under ASC 815-40-35-4.

As the Class A Earnout Shares and the Class B Earnout Shares will be issued to existing shareholders of Above Food, the transaction should not have an impact on profit and loss and the debit side of this entry should be recorded in equity, with the credit being recorded as a liability.

In contrast to the Class A Earnout Shares and Class B Earnout Shares, the Sponsor Earnout Shares will be granted to Bite shareholders and therefore are considered part of the “consideration” in the reverse recapitalization transaction.

February 9, 2024

To reflect these earnout arrangements in the pro forma balance sheet and statement of operations, the Company used a Monte-Carlo simulation model to estimate the fair value of the Class A Earnout Shares and Class B Earnout Shares and the Sponsor Earnout shares as of February 1, 2022, January 31, 2023 and October 31, 2023. In estimating the value of the earnout shares, the following assumptions and inputs were used:

•	Underlying stock price at the assumed date of the transaction and equity volatility (calculated using a peer group);
•	The Company’s EBITDA forecasts and an estimated EBITDA volatility;
•	Risk-free rates;
•	EBITDA discount rate; and
•	Expected correlation between EBITDA and the share price.

Accordingly the Company calculated the expected fair value both at the assumed date of the transaction (in the case of the pro forma statement of operations, as at February 1, 2022) and at January 31, 2023, and recorded the difference as a gain in the pro forma statement of operations for the year ended January 31, 2023. The Company has also estimated the fair value of the replacement warrants as of October 31, 2023 and recorded the change from January 31, 2023 as a gain in the pro forma statement of operations for the nine months ended October 31, 2023. The Company has added additional disclosure on the sensitivity of this amount to a change in the underlying share price of the Company’s common shares and clarified in Note 13 of the pro forma financial information that, as a result of the assumptions built into the estimates of fair value, there could be significant changes to the fair values determined when the transaction actually occurs and these instruments are issued.

February 9, 2024

●	Refer to transaction adjustment 4. Based on the last sentence of the note, is it not clear why the adjustment to cash for the issuance of convertible debt subsequent to 1/31/23 is reduced for interest expense or why additional interest expense is recorded in the pro forma statement of operations. Clarify or revise.

The Company respectively advises the Staff that the amounts funded under the Convertible Loan Agreement along with the related interest will be converted to shares of the Company at a conversion price of USD $10 per Company common share at the closing of the transaction. The Company believes that showing the estimated interest expense that will be incurred as a result of this financing is important to illustrate the additional dilution that be incurred as a result of the interest incurred on the financing. The additional interest was calculated using an estimated closing date of April 15, 2024.

The debt under the convertible loan agreement converts at a fixed price of USD $10 per share and does not contain any features that would adjust this conversion price if the value of shares of the Company differ from this price. Accordingly, the Company concluded that the conversion feature exposes the holder to equity risk of the Company and is not a share settled redemption feature. Thus, in accordance with the guidance in ASC 470-20-40-4, because the conversion occurs in accordance with the terms of the instrument, there is no gain or loss recorded upon extinguishment.

As the conversion of the debt and related interest occurs in common shares of the Company, there is no reduction of the cash balance.

The Company has reflected the additional interest expense expected to be incurred to the close of the transaction in the unaudited condensed combined statement of operations for the year ended January 31, 2023.

●	Refer to transaction adjustment 10. More fully explain how you determined the terms of the warrant exchange, including if and how you determined the estimated fair values of the warrants before and after the warrant exchange. Specifically address what entity the disclosed assumptions relate to and how they were determined. Also, more fully explain how you determined the gain recorded in the pro forma statement of operations and provide a sensitivity analysis to disclose the potential impact of changes in your stock price.

Above Food’s warrants have historically been concluded to be equity classified instruments as they do not impose an obligation on Above Food to redeem the warrants for cash, and they are settled in a fixed number of shares. In contrast, the Company has concluded warrants to be issued by the Company are liability classified, as their exercise price is denominated in the U.S. dollar and the functional currency of the Company is the Canadian dollar. In accordance with the guidance in ASC 815-40-15-7I, the warrants issued by the Company will fail the evaluation of settlement provisions because they have an exercise price denominated in a currency other than the functional currency the Company.

February 9, 2024

Management considered that the replacement of the Above Food’s warrants by the Company’s warrants is effectively a modification of these instruments. Management considered the guidance in ASC 815-40-35-9, which provides that if a contract is reclassified from equity to a liability, any change in its fair value prior to its reclassification is recorded in equity. Any subsequent changes in fair value are recorded in profit and loss. Accordingly, the Company calculated the expected fair value both at the assumed date of the transaction (in the case of the pro forma statement of operations, as at February 1, 2022) and at January 31, 2023, and recorded the difference as a gain in the pro forma statement of operations for the year ended January 31, 2023. The Company has also estimated the fair value of the replacement warrants as of October 31, 2023 and recorded the change from January 31, 2023 as a gain in the pro forma statement of operations for the nine months ended October 31, 2023. The Company has added additional disclosure on the sensitivity of this amount to a change in the underlying share price of the Company’s common shares and clarified in Note 10 of the pro forma financial information that, as a result of the assumptions built into the estimates of fair value, there could be significant changes to the fair values determined when the transaction occurs.

●	The pro forma financial statements appear to include shares to be issued to acquire the remaining interest in ANF and shares to be issued to acquire NRGene; however, they do not appear to reflect the pro forma impact of either acquisition. Clarify or revise.

As described in the response to Comment 24 below, neither the acquisition of the remaining interest in ANF and NRGene are considered significant under Regulation S-X Rule 3-05 and the Company concluded that these acquisitions are not required to be reflected in the pro forma financial information. The Company has also removed the shares to be issued to the equityholders of ANF and NRGene from the pro forma financial statements and instead disclosed the dilutive impact of these shares in the preamble to the pro forma financial statements.

●	Due to the fact that assets in the trust account are assumed to be released as of 2/1/22, it is not clear why you have not recorded an adjustment to the pro forma statement of operations to eliminate the interest income earned on the trust account reflected in Bite’s historical financial statements. Clarify or revise.

The Company has revised the pro forma condensed combined financial statements of operations to remove the interest income earned on the trust account as reflected in Bite’s historical financial statements.

●	Provide a pro forma note to explain how the weighted average shares outstanding used to compute pro forma net losses per share were determined and to disclose the numbers and nature of the securities excluded from pro forma diluted losses per share because they are anti-dilutive.

The Company has revised Note 12 of the pro forma financial information and provided the disclosure on page 161 of the Registration Statement.

February 9, 2024

Comparative Share Information, page 146

17.	Please clarify if amounts are presented in CAN $ or US $. Please also clarify or revise the two headings related to Bite, which appear to be identical, and more fully explain how the book value per share amounts are calculated, including if they are calculated using the number of shares outstanding as of the date presented and if and/or how redeemable shares are treated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 163 through 164 of the Registration Statement. The amounts have been presented in U.S. Dollar, and the Company has provided additional disclosure as to how the book value of shares are calculated.

Description of Business, page 169

18.	We note your disclosure on page 47 regarding your collaboration arrangements. Please revise this section to disclose the nature of your collaboration arrangements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 203 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Above Food

Results of Operations, page 203

19.	We note throughout the discussion of results of operations you attribute changes in each financial statement line item to numerous causal factors. Please revise your disclosures to provide a more detailed and granular discussion that provides greater transparency into the material components and potential variability of your revenue, cost of sales, and operating losses during the periods presented. For example, for each financial statement line item where you attribute changes to multiple components you should:

●	Identify and quantify each individually significant component;

●	Quantify the change in each respective component during each period; and

●	Discuss the reasons for changes in each components identified.

To facilitate a clear and comprehensive understanding, please consider providing tabular information to supplement your discussion and analysis. For example, please expand your discussion of revenue to quantify the impact that acquisitions, changes in volumes sold, and changes in commodity prices had during each period. In this regard, we note you quantify volume growth but absent understanding changes in prices relative to changes in volumes, it is not clear how much the disclosed volume growth impacted revenue. It is also not clear how much the mark-to-market and foreign exchange losses impacted gross profit or the reasons why such losses occurred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 222 through 226 of the Registration Statement.

February 9, 2024

Segment Information, page 205

20.	Please revise your disclosures to more fully address the specific facts and circumstances that resulted in the following:

●	Increases in realized and unrealized losses on forward commodity contracts and foreign exchange during FY 2023;

●	Impairment losses on goodwill and intangible assets in FY 2023; and

●	Increases in employee headcount and professional fees during FY 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 226 through 228 of the Registration Statement.

Liquidity and capital resources, page 206

21.	Please revise your disclosures to more fully explain how you intend to service your debt classified in current liabilities based on the related repayment terms or current debt covenant violations. Please specifically address your plans to repay debt, refinance debt, extend debt terms, cure debt covenant violations, and/or obtain waivers. Please also address the potential risks and consequences if these plans are not successful.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 228 through 229 of the Registration Statement.

Material U.S. Federal Income Tax Considerations of the Business Combination, page 260

22.	We note your disclosure that it is intended that the business combination qualify as a transaction described in Section 351(a) and thus not a taxable transaction. Please revise your disclosures here to more clearly state counsel’s tax opinion on the business combination. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 287 of the Registration Statement. The Company further supplementally advises the Staff that the Company intends to file an opinion of Greenberg Traurig, LLP, which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the section titled “Material U.S. Federal Income Tax Considerations of the Business Combination,” confirming that the Business Combination Tax Section sets forth the opinion of Greenberg Traurig, LLP.

Consolidated Financial Statements – Above Food Corp.

Note 2. Summary of Significant Accounting Policies

February 9, 2024

Revenue, page F-56

23.	Please revise your disclosure that indicates revenue from commodity contracts is recognized at a point in time by transferring control of the commodity to the customer to clarify when and how control transfers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-56 of the Registration Statement.

Note 4. Acquisitions and dispositions, page F-61

24.	Notwithstanding your disclosures in the pro forma financial statements, based on the numerous acquisitions that have occurred during the most recent fiscal year and subsequent interim period and that appear to be probable, please demonstrate to us how you determined, individually and in the aggregate, that no additional financial statements are required by Rule 3-05 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff as follows.

In the year ended January 31, 2023, the Company completed the following acquisitions:

•	Northern Quinoa Production Company (“Norquin”) on May 18, 2022
•	Farmer Direct Organic Foods Ltd. (“FDO”) on June 3, 2022.

During the nine months ended October 31, 2023 the Company completed the acquisition of Discovery Seed Labs Ltd (“Discovery” and, together with Norquin and FDO, the “Consummated Acquisitions”) on March 23, 2023.

The acquisitions of Norquin and FDO are included in the Company’s audited financial statements for the year ended January 31, 2023 and the Consummated Acquisitions are included in the interim financial statements in the nine months ended October 31, 2023, in both cases, from the date of acquisition pursuant to the guidance in ASC 805 – Business Combinations. In accordance with Rule 3-05 of Regulation S-X, the Consummated Acquisitions were considered individually to determine whether they are more than 20% significant.

The following acquisitions will be completed coterminously with the Business Combination:

•	Effective August 28, 2023, the Company entered into an asset purchase agreement, pursuant to which the Company will purchase certain AI-based genomic assets, intellectual property, and trait development technology licensing rights from NRGene Technologies Ltd (“NRGene”). The purchase price is $2.5 million in cash and $10 million in consideration in the form of a variable number of the Company’s common shares. As this acquisition will occur in connection with the Business Combination, the Company considered it a “probable” acquisition under the SEC’s rules.

•	The Company may acquire the remaining ~67% of Atlantic Natural Foods (“ANF” and together with NRGene, the “Probable Acquisitions”) that it currently does not own. As this acquisition may occur in connection with the Business Combination, the Company considered it a “probable” acquisition.

In accordance with Rule 3-05, the Probable Acquisitions were considered in the aggregate to determine whether they were individually or, in the aggregate, more than 50% significant.

February 9, 2024

The tests required under Rule 3-05 were assessed as follows:

The denominator used in the tests are the most recent fiscal year end results of Above Food for the years ended January 31, 2023 and 2022 as follows:

	As of January 31, 2023 and for the year then ended	As of January 31, 2022 and for the year then ended
Total assets	$180,889,376	$171,318,471
Total revenue	$ 396,464,504	$198,857,713
Total net loss before tax	$(44,765,912)	$(5,872,326)
Applicable test	Used to assess the acquisitions of ANF, Discovery Seed Labs, and NRGene	Used to assess the acquisitions of FDO and Norquin

The numerator of the tests are as follows:

Norquin:

•	Purchase price – CAD $3,163,610
•	Revenue for the year ended December 31, 2021 – CAD $16,052,339
•	Total net loss before tax for the year ended December 31, 2021 – CAD $(7,470,387)
•	Total assets as of December 31, 2021 – CAD $25,012,394

FDO:

•	Purchase price – CAD $5,604,347
•	Revenue for the year ended December 31, 2021 – CAD $2,498,620
•	Total net loss before tax for the year ended December 31, 2021 – CAD $(674,769)
•	Total assets as of December 31, 2021 – CAD $1,800,738

Discovery:

•	Purchase price – CAD $3,213,563
•	Revenue for the year ended July 31, 2022 – CAD $1,473,771
•	Total net income before tax for the year ended July 31, 2022 – CAD $118,850
•	Total assets as of July 31, 2022 – CAD $476,505

ANF:

•	Expected purchase price – CAD $39,597,636[1]
•	Revenue for the year ended December 31, 2022 – CAD $25,225,511
•	Total net loss before tax for the year ended December 31, 2022 – CAD $(1,250,779)
•	Total assets as of December 31, 2022 – CAD $31,964,632

NRGene:

•	Expected purchase price – CAD $12,500,000
•	Revenue for the year ended December 31, 2022 – CAD $nil
•	Total net loss before tax for the year ended December 31, 2022 – CAD $(1,422,175)
•	Total assets as of December 31, 2022 – CAD $827,014

1 The purchase price is calculated as the total purchase price for ANF, which is USD $12.165 million in cash, an estimated amount of USD $16 million settled in New Above Food Common Shares, and the two earn outs in the purchase agreement, which at their maximum value will require a payment of USD $3.96 million. The amounts were translated at a rate of 1.3544 $CAD to 1 $USD. The existing equity method investee balance of USD $9,680,465 was also added in accordance with ASC 805 – Business Combinations.

February 9, 2024

The results of the significance tests are as follows:

Consummated Acquisitions

	Norquin	FDO	Discovery
Results – Income Test
Revenue prong	8%	1%	0%
Net income before taxes prong	127%	11%	0%
Significance (the lower of the two prongs)	8%	1%	0%

Investment Test	2%	3%	3%

Asset Test	15%	1%	0%

Probable Acquisitions

	ANF	NRGene	Aggregate
Results – Income Test
Revenue prong	6%	N/A %	6%
Net income before taxes prong	3%	3%	6%
Significance (the lower of the two prongs)	3%	3%	6%

Investment Test	22%	7%	29%

Asset Test	18%	0%	18%

As outlined above, none of the Consummated Acquisitions are individually significant. Further, none of the Probable Acquisitions are individually or in the aggregate greater than 50% significant. Therefore the Company concluded that no financial statements or additional pro forma disclosures are required under Rule 3-05 of Regulation S-X.

Note 14. Derivative instruments , page F-70

25.	Please provide the disclosures required by ASC 815-10-50-4A(b) or explain how you determined the current disclosures are adequate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-71 through F-82 of the Registration Statement.

Note 19. Segment information, page F-77

26.	Please provide the disclosures required by ASC 280-10-50-22, including the amounts of revenue attributable to each reportable segment during each period presented and, if applicable, the disclosures required by ASC 280-10-50-30(a). Please also provide the disclosures required by ASC 280-10-50-41(b), in this regard, based on disclosures under Business, it appears you may have long-lived assets in Canada and in the United States.

February 9, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-78 of the Registration Statement.

Note 20. Revenue, page F-77

27.	We note your disclosures of disaggregated revenue based on revenue recognized under different accounting guidance. Please revise your disclosures to comply with ASC 606-10-50-6. Please also tell us your consideration of disclosing revenue from external customers for each product category based on your disclosures on page 205 and the requirements of ASC 606-10-55-90.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-79 of the Registration Statement.

Note 21. Fair value measurements, page F-78

28.	Please provide the disclosures required by ASC 820-10-50-2(bbb) and (g) or explain how you determined the current disclosures are adequate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-79 through F-82 of the Registration Statement.

General

29.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

February 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Bite’s sponsor is controlled by non-U.S. persons. While Bite does not believe that either it or its sponsor constitute a “foreign person” under CFIUS rules and regulations, in response to the Staff’s comment, the Company has added a risk factor disclosure on pages 99 through 100 of the Registration Statement.

30.	We note your disclosure that the Sponsor "may" purchase Bite common stock from institutional and other investors for the purpose of increasing the likelihood of approval of the Business Combination Proposal. Please provide your analysis on how such potential purchase would comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure in the Registration Statement on pages 22 through 23, 84 and 254 to indicate that the purpose of such share purchases and other transactions would be to decrease the number of redemptions and, among other things, that pursuant to SEC guidance, if the Sponsor, Bite’s directors, officers, advisors, or any of their respective affiliates purchase public shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, such shares would not be voted in favor of the Business Combination Proposal. As such, agreements with such potential purchasers will only be made in compliance with the Staff’s interpretive guidance with respect to the application of Rule 14e-5 and other tender offer rules to purchases of public shares during the redemption offer period.

31.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 through 77 of the Registration Statement.

32.	Please revise your conflicts of interest discussion to clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 87, 105 and 142 of the Registration Statement.

33.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 through 20 of the Registration Statement.

February 9, 2024

34.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

35.	Please revise your disclosure to state whether your charter waived the corporate opportunities doctrine. If waived, explicitly state that and address this as a potential conflict of interest, and state whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Registration Statement.

36.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Registration Statement.

37.	Please disclose whether and how your business, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	Suspend the production, purchase, sale or maintenance of certain items;

●	Experience higher costs due to constrained capacity or increased commodity prices of challenges sourcing materials;

●	Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

●	Be unable to supply products at competitive prices or at all due to export restrictions or sanctions.

Explain whether and how you have undertaken efforts to mitigate and where possible, quantify the impact to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 187 through 188 of the Registration Statement.

38.	Please acknowledge that there are risks presented to investors by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to strict liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73 through 74 of the Registration Statement.

39.	Please provide us with any correspondence between BMO Capital Markets Corp. and Bite Acquisition Corp. relating to BMO Capital Markets Corp.'s resignation.

February 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide on a confidential and supplemental basis correspondence between BMO and Bite relating to BMO’s resignations.

40.	We note that you are registering the primary issuance of New Above Food Common Shares underlying the Promissory Note Conversion and Convertible Loan Agreement. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please revise or provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to the Promissory Note Conversion and Convertible Loan Agreement as the overlying securities appear to have been offered privately. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 through 19 and 145 of the Registration Statement to clarify that the New Above Food Common Shares underlying the Convertible Loan Agreement are not being registered in the Registration Statement and, instead, will be issued in a private placement that will be consummated immediately following the consummation of the Business Combination. With respect to the New Above Food Common Shares underlying the Sponsor Convertible Promissory Note, the Company respectfully advises the Staff that the $1.5 million outstanding under the Sponsor Convertible Promissory Note will be converted in part into Bite units immediately prior to the effective time of the Merger, which units will then, in accordance with the terms of the Business Combination Agreement, convert into New Above Food Common Shares and New Above Food Warrants. Because the Sponsor will be receiving New Above Food Common Shares and New Above Food Warrants in exchange for units of Bite at the closing of the Business Combination, the New Above Food Common Shares and New Above Food Warrants to be issued to the Sponsor on account of such Bite units would not constitute a primary issuance in violation of Section 5 of the Securities Act. The Company has revised the disclosure on pages 17 and 145 of the Registration Statement to clarify that the Bite units underlying the Sponsor Convertible Promissory Note will be issued immediately prior to the closing of the Business Combination, and will then convert into New Above Food Common Shares and New Above Food Warrants at the effective time of the Merger. In addition, the Company has revised Exhibit 107 to remove the New Above Food Common Shares underlying the Convertible Loan Agreement.

41.	We note that you are registering the primary issuance of New Above Food Common Shares to be issued in connection with the NRGene Acquisition and ANF Purchase Agreement. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please revise or provide your analysis as to why you believe you are eligible to register the primary issuance of these shares. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Response: The Company respectfully acknowledges that a transaction commenced privately cannot be converted to a registered offering. As described in Securities Act Sections Compliance and Disclosure Interpretations Question 134.02 (“C&DI 134.02”), the filing of a registration statement for a specific securities offering constitutes a general solicitation for that securities offering, thus rendering Section 4(2) unavailable for the same offering. Therefore, the securities being registered in the Registration Statement are specifically for the New Above Food Common Shares being issued to all legacy shareholders of Above Food and Bite as of the closing of the Business Combination. The Company respectfully acknowledges that the shareholders of ANF are legacy shareholders of Above Food and are receiving New Above Food Common Shares in exchange for shares of Above Food at the closing of the Business Combination and therefore, the New Above Food Common Shares to be issued to such ANF shareholders under the ANF Purchase Agreement would not constitute a primary issuance in violation of Section 5 of the Securities Act. However, the New Above Food Common Shares to be issued in connection with the NRGene Acquisition (the “NRGene Shares”) and the New Above Food Common Shares to be issued to the ANF shareholders after the closing of the Business Combination in the form of an earnout (the “ANF Earnout Shares”), would each constitute a primary issuance and therefore, the Company has revised the disclosure on pages 18 through 19 and 146 of the Registration Statement to clarify that the NRGene Shares and ANF Earnout Shares are not being registered in the Registration Statement; rather, the NRGene Shares and ANF Earnout Shares will each be issued in a private placement that will be completed following the consummation of the Business Combination. In addition, the Company has revised Exhibit 107 to remove the NRGene Shares and ANF Earnout Shares.

February 9, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or ryan.maierson@lw.com.

Sincerely,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc: Via E-mail

Ryan J. Maierson, Esq.

Ryan J. Lynch, Esq.